Mail Stop 3561

April 23, 2009

Mr. Alwin Tan
President and Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, CA 91108

>   **Re: China Healthcare Acquisition Corp.**
>   **Form 10-K for the Fiscal Year Ended**
>   **December 31, 2008**
>   **File No. 001-33269**

Dear Mr. Tan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services